FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 11, 2014

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 9, 2014 Annual Shareholders’ Meeting.

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 7, 2014 was elected as a director, without a vote by ballot being conducted.  The Corporation received proxies with regard to voting on the seven directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony F. Griffiths	30,224,084	99.56%	134,462	0.44%
Robert J. Gunn	30,302,244	99.81%	56,302	0.19%
Alan D. Horn	30,277,927	99.73%	80,619	0.27%
John R.V. Palmer	30,325,726	99.89%	32,820	0.11%
Timothy R. Price	30,304,598	99.82%	53,948	0.18%
Brandon W. Sweitzer	30,267,769	99.70%	90,777	0.30%
V. Prem Watsa	30,044,832	98.97%	313,714	1.03%

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946